Exhibit 99.1

RISE Education Announces Second Quarter 2021 Unaudited Financial Results

BEIJING, January 11, 2022 – RISE Education Cayman Ltd (“RISE” or the “Company”) (NASDAQ: REDU), today announced its unaudited financial results for the second quarter ended June 30, 2021.

Exchange Rate

This announcement contains translations of certain RMB amounts into U.S. dollars (“USD”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to USD were made at the rate of RMB6.4566 to US$1.00, the noon buying rate in effect on June 30, 2021 in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or USD amounts referred to could be converted into USD or RMB, as the case may be, at any particular rate or at all. For analytical presentation, all percentages are calculated using the numbers presented in the financial statements contained in this earnings release.

About Non-GAAP Financial Measures

To supplement RISE’s financial results presented in accordance with U.S. GAAP, the Company uses non-GAAP financial measures, which are adjusted from results based on U.S. GAAP. Reconciliations of non-GAAP financial measures to U.S. GAAP financial measures are set forth in the table at the end of this earnings release entitled “Reconciliation of GAAP and Non-GAAP Results,” which provides more details on the non-GAAP financial measures.

Non-GAAP cost of revenues, non-GAAP operating expenses, including non-GAAP selling and marketing expenses and non-GAAP general and administrative expenses, provides the Company with an understanding of the results from the primary operations of the Company’s business by excluding the effects of certain transaction-related expenses that do not reflect the ordinary operating expenses of the Company’s operations and share-based compensation.

EBITDA, adjusted EBITDA and non-GAAP net income/(loss) provide the Company with an understanding of the results from the primary operations of the Company’s business by excluding the effects of certain transaction-related expenses that do not reflect the ordinary EBITDA and net income/(loss) of the Company’s operations.

The Company uses non-GAAP operating expenses, including non-GAAP selling and marketing expenses and non-GAAP general and administrative expenses, non-GAAP operating income/(loss), Non-GAAP operating margin, EBITDA, adjusted EBITDA, non-GAAP net income/(loss) attributable to RISE, and non-GAAP basic and diluted net income/(loss) per ADS attributable to RISE to evaluate the Company’s period-over-period operating performance because the Company’s management believes these provide a more comparable measure of the Company’s continuing business as it adjusts for transaction-related expenses that are not reflective of the normal earnings of the Company’s business. These measures may be useful to an investor in evaluating the underlying operating performance of the Company’s business, and to enhance investors’ overall understanding of the historical and current financial performance of the Company’s continuing operations and prospects for the future.

Non-GAAP financial information should not be considered a substitute for or superior to U.S. GAAP results. In addition, calculations of this non-GAAP financial information may be different from calculations used by other companies, and therefore comparability may be limited.

Non-GAAP cost of revenues exclude relevant share-based compensation expenses and amortization of certain intangible assets (“IA”) acquired as part of the 2013 acquisition from cost of revenues. Non-GAAP operating income/(loss) adds back share-based compensation expenses and amortization of certain intangible assets acquired as part of the 2013 acquisition. Each of non-GAAP operating expenses, non-GAAP selling and marketing expenses or non-GAAP general and administrative expenses excludes relevant share-based compensation expenses and amortization of certain intangible assets acquired as part of the 2013 acquisition. EBITDA represents net income/(loss) before interests, taxes, depreciation and amortization.

For more information on non-GAAP financial measures, please see the tables captioned “Reconciliations of non-GAAP financial measures to the nearest comparable GAAP measures.”

Safe Harbor Statement

This press release contains statements of a forward-looking nature. These statements, including the statements relating to the Company’s future financial and operating results, are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “believes,” “anticipates,” “intends,” “estimates” and similar statements. Among other things, management’s quotations and the Business Outlook section contain forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about RISE and the industry. Potential risks and uncertainties include, but are not limited to, those relating to its ability to attract new students and retain existing students, its ability to maintain or enhance its brand, its ability to compete effectively against its competitors, its ability to execute its growth strategy, its ability to introduce new products or enhance existing products, its ability to obtain required licenses, permits, filings or registrations, its ability to grow or operate or effectively monitor its franchise business, quarterly variations in its operating results caused by factors beyond its control, macroeconomic conditions in China and government policies and regulations relating to its corporate structure, business and industry and their potential impact on its future business development, financial condition and results of operations. All information provided in this press release is as of the date hereof, and RISE undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although RISE believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by RISE is included in RISE’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F for the year ended December 31, 2020.

Investor Relations Contact

Investor Relations

RISE Education

Email: riseir@rdchina.net

Tel: +86 (10) 8559-9191

RISE EDUCATION CAYMAN LTD

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands)

	As of
	December 31, 2020	June 30, 2021	June 30, 2021
	RMB	RMB	USD
ASSETS
Current assets:
Cash and cash equivalents	554,620	510,775	79,109
Restricted cash	84,564	35,577	5,510
Accounts receivable, net	2,281	8,833	1,368
Amounts due from related parties	733	219	34
Inventories	7,814	8,293	1,284
Prepaid expenses and other current assets	94,556	74,557	11,548

Total current assets	744,568	638,254	98,853
Property and equipment, net	107,537	96,389	14,929
Intangible assets, net	185,647	177,864	27,548
Goodwill	659,255	656,345	101,655
Deferred tax assets	34,241	50,047	7,751
Other non-current assets	55,853	86,797	13,443
Operating lease right-of use assets	639,304	598,678	92,723

Total assets	2,426,405	2,304,374	356,902

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Current portion of long-term loan	226,744	20,984	3,250
Accounts payable	11,028	9,853	1,526
Accrued expenses and other current liabilities	164,193	168,504	26,098
Deferred revenue and customer advances	563,736	559,482	86,653
Income taxes payable	5,556	11,912	1,845
Current portion of operating lease liabilities	197,098	199,745	30,936

Total current liabilities	1,168,355	970,480	150,308

Long-term loan	191,397	384,873	59,609
Deferred revenue and customer advances	38,204	37,522	5,811
Deferred tax liabilities	24,011	19,524	3,024
Other non-current liabilities	50,447	58,221	9,017
Operating lease liabilities, non-current portion	452,485	403,649	62,517

Total liabilities	1,924,899	1,874,269	290,286

Shareholders’ equity:
Ordinary shares	6,959	6,964	1,079
Additional paid-in capital	603,173	608,234	94,203
Statutory reserves	105,357	105,357	16,318
Accumulated deficit	(260,019)	(337,291)	(52,242)
Accumulated other comprehensive income	39,642	38,958	6,037

Total Rise Education Cayman Ltd shareholders’ equity	495,112	422,222	65,395

Non-controlling interests	6,394	7,883	1,221

Total equity	501,506	430,105	66,616

Total liabilities, non-controlling interests and shareholders’ equity	2,426,405	2,304,374	356,902

RISE EDUCATION CAYMAN LTD

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in thousands, except share and ADS data and per share and per ADS data)

	Three Months Ended				Six Months Ended June 30,
	June 30, 2020	March 31, 2021	June 30, 2021	June 30, 2021	2020	2021	2021
	RMB	RMB	RMB	USD	RMB	RMB	USD
Revenues	164,990	261,541	256,653	39,751	273,979	518,194	80,258
Educational programs	151,465	229,461	223,450	34,609	253,454	452,911	70,147
Franchise revenues	12,935	31,806	29,624	4,588	19,044	61,430	9,514
Others	590	274	3,579	554	1,481	3,853	597
Cost of revenues	(141,582)	(162,238)	(163,664)	(25,349)	(284,150)	(325,902)	(50,476)

Gross profit/(loss)	23,408	99,303	92,989	14,402	(10,171)	192,292	29,782
Selling and marketing expenses	(42,474)	(64,336)	(58,994)	(9,137)	(85,695)	(123,330)	(19,101)
General and administrative expenses	(54,821)	(69,753)	(85,001)	(13,165)	(109,419)	(154,754)	(23,968)

Operating loss	(73,887)	(34,786)	(51,006)	(7,900)	(205,285)	(85,792)	(13,287)
Interest income	4,055	2,780	2,828	438	7,907	5,608	869
Interest expense	(5,883)	(5,493)	(4,821)	(747)	(12,674)	(10,314)	(1,597)
Foreign currency exchange gain/(loss)	(17)	123	(59)	(8)	(96)	64	8
Other income, net	2,183	10,611	2,816	436	5,171	13,427	2,080

Income before income tax expense	(73,549)	(26,765)	(50,242)	(7,781)	(204,977)	(77,007)	(11,927)
Income tax benefit	11,029	1,225	—	—	30,757	1,225	190

Net loss	(62,520)	(25,540)	(50,242)	(7,781)	(174,220)	(75,782)	(11,737)

Add: net (income)/loss attributable to non-controlling interests	4,485	932	(2,420)	(375)	12,348	(1,488)	(231)

Net loss attributable to RISE Education Cayman Ltd	(58,035)	(24,608)	(52,662)	(8,156)	(161,872)	(77,270)	(11,968)

Net loss per ordinary share:
Basic	(0.51)	(0.22)	(0.47)	(0.07)	(1.44)	(0.68)	(0.11)
Diluted	(0.51)	(0.22)	(0.47)	(0.07)	(1.44)	(0.68)	(0.11)

Net loss per ADS (Note 1):
Basic	(1.03)	(0.44)	(0.93)	(0.14)	(2.87)	(1.37)	(0.21)
Diluted	(1.03)	(0.44)	(0.93)	(0.14)	(2.87)	(1.37)	(0.21)

Shares used in net loss per ordinary share computation:
Basic	112,756,844	112,953,440	112,985,320	112,985,320	112,756,577	112,884,655	112,884,655
Diluted	112,756,844	112,953,440	112,985,320	112,985,320	112,756,577	112,884,655	112,884,655
ADSs used in net loss per ADS computation:
Basic	56,378,422	56,476,720	56,492,660	56,492,660	56,378,289	56,422,328	56,422,328
Diluted	56,378,422	56,476,720	56,492,660	56,492,660	56,378,289	56,422,328	56,422,328

Note 1: Each ADS represents two ordinary shares.

RISE EDUCATION CAYMAN LTD

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in thousands, except share and ADS data and per share and per ADS data)

	Three Months Ended				Six Months Ended June 30,
	June 30, 2020	March 31, 2021	June 30, 2021	June 30, 2021	2020	2021	2021
	RMB	RMB	RMB	USD	RMB	RMB	USD
Net loss	(62,520)	(25,540)	(50,242)	(7,781)	(174,220)	(75,782)	(11,737)
Other comprehensive (loss)/income, net of tax of nil:
Foreign currency translation adjustments	(31)	(374)	(310)	(48)	220	(684)	(106)

Other comprehensive (loss)/income	(31)	(374)	(310)	(48)	220	(684)	(106)

Comprehensive loss	(62,551)	(25,914)	(50,552)	(7,829)	(174,000)	(76,466)	(11,843)

Add: comprehensive (income)/loss attributable to non-controlling interests	4,485	932	(2,420)	(375)	12,348	(1,488)	(231)

Comprehensive loss attributable to RISE Education Cayman Ltd	(58,066)	(24,982)	(52,972)	(8,204)	(161,652)	(77,954)	(12,074)

RISE EDUCATION CAYMAN LTD

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(in thousands, except ADS data and per ADS data)

	Three Months Ended				Six Months Ended June 30,
	June 30, 2020	March 31, 2021	June 30, 2021	June 30, 2021	2020	2021	2021
	RMB	RMB	RMB	USD	RMB	RMB	USD
Net loss	(62,520)	(25,540)	(50,242)	(7,781)	(174,220)	(75,782)	(11,737)
Share-based compensation (“SBC”)	1,935	669	3,598	557	1,893	4,267	661
IA amortization arising from Bain acquisition	4,456	4,075	4,076	632	8,843	8,151	1,262
Non-GAAP net loss	(56,129)	(20,796)	(42,568)	(6,592)	(163,484)	(63,364)	(9,814)

Add: net (income)/ loss attributable to non-controlling interests	4,485	932	(2,420)	(375)	12,348	(1,488)	(231)

Non-GAAP net loss attributable to RISE Education Cayman Ltd	(51,644)	(19,864)	(44,988)	(6,967)	(151,136)	(64,852)	(10,045)

Net loss	(62,520)	(25,540)	(50,242)	(7,781)	(174,220)	(75,782)	(11,737)
Add: Depreciation	17,465	10,797	11,809	1,829	30,111	22,606	3,501
Add: Amortization	7,834	7,481	7,717	1,195	15,712	15,198	2,354
Add: Interest expense	5,883	5,493	4,821	747	12,674	10,314	1,597
Add: Income tax benefit	(11,029)	(1,225)	—	—	(30,757)	(1,225)	(190)
Less: Interest income	4,055	2,780	2,828	438	7,907	5,608	869

EBITDA	(46,422)	(5,774)	(28,723)	(4,448)	(154,387)	(34,497)	(5,344)

SBC	1,935	669	3,598	557	1,893	4,267	661
Adjusted EBITDA	(44,487)	(5,105)	(25,125)	(3,891)	(152,494)	(30,230)	(4,683)

Cost of revenues	141,582	162,238	163,664	25,349	284,150	325,902	50,476
Personnel costs	61,980	72,007	71,950	11,144	127,839	143,957	22,296
Rental costs	49,595	60,384	60,789	9,415	100,468	121,173	18,767
Others	30,007	29,847	30,925	4,790	55,843	60,772	9,413
Less: SBC	320	192	194	30	1,019	386	60
Less: IA amortization arising from Bain acquisition	3,632	3,322	3,322	515	7,208	6,644	1,029

Non-GAAP cost of revenues	137,630	158,724	160,148	24,804	275,923	318,872	49,387

Non-GAAP gross profit/(loss)	27,360	102,817	96,505	14,947	(1,944)	199,322	30,871
Selling and marketing expenses	42,474	64,336	58,994	9,137	85,695	123,330	19,101
Less: SBC	403	(25)	(282)	(44)	598	(307)	(48)
Less: IA amortization arising from Bain acquisition	824	753	754	117	1,635	1,507	233

Non-GAAP selling and marketing expenses	41,247	63,608	58,522	9,064	83,462	122,130	18,916

General and administrative expenses	54,821	69,753	85,001	13,165	109,419	154,754	23,968
Less: SBC	1,212	502	3,686	571	276	4,188	649

Non-GAAP general and administrative expenses	53,609	69,251	81,315	12,594	109,143	150,566	23,319

Operating expense	97,295	134,089	143,995	22,302	195,114	278,084	43,069
Less: SBC	1,615	477	3,404	527	874	3,881	601
Less: IA amortization arising from Bain acquisition	824	753	754	117	1,635	1,507	233

Non-GAAP operating expense	94,856	132,859	139,837	21,658	192,605	272,696	42,235

Operating loss	(73,887)	(34,786)	(51,006)	(7,900)	(205,285)	(85,792)	(13,287)
Add: SBC	1,935	669	3,598	557	1,893	4,267	661
Add: IA amortization arising from Bain acquisition	4,456	4,075	4,076	632	8,843	8,151	1,262

Non-GAAP operating loss	(67,496)	(30,042)	(43,332)	(6,711)	(194,549)	(73,374)	(11,364)

Non-GAAP net loss per ADS attributable to RISE-basic (Note 1)	(0.92)	(0.35)	(0.80)	(0.12)	(2.68)	(1.15)	(0.18)
Non-GAAP net loss per ADS attributable to RISE-diluted (Note 1)	(0.92)	(0.35)	(0.80)	(0.12)	(2.68)	(1.15)	(0.18)
ADSs used in calculating net loss per ADS-basic (Note 1):	56,378,422	56,476,720	56,492,660	56,492,660	56,378,289	56,422,328	56,422,328
ADSs used in calculating net loss per ADS-diluted (Note 1):	56,378,422	56,476,720	56,492,660	56,492,660	56,378,289	56,422,328	56,422,328

Note 1: Each ADS represents two ordinary shares.